Exhibit 99.1

Molecular Data Inc. Announces Appointment of Independent Director

SHANGHAI, CHINA, May 20, 2020 — Molecular Data Inc. (“Molecular Data” or the “Company”) (Nasdaq: MKD), a leading technology-driven platform in China’s chemical industry, today announced that Mr. Yanbin Wang has been appointed as a new independent director to the Company’s board of directors (the “Board”), effective May 20, 2020. Mr. Yanbin Wang will also serve as a member of the Board’s nominating and corporate governance committee. Upon the appointment of Mr. Yanbin Wang, the Board will consist of five members: Dr. Dongliang Chang, Dr. Zheng Wang, Dr. Dawei Ma, Dr. Ning Zhu and Mr. Yanbin Wang.

Mr. Yanbin Wang is currently serving as a senior vice president overseeing North Asia business at Borouge Pte. Ltd., a leading company in plastics industry. Mr. Yanbin Wang started his career in financial industry with KPMG, and later joined AkzoNobel, a leading paint and coatings company, where he held various director positions within Powder Coatings business in both Asia and North America regions. Mr. Yanbin Wang holds a bachelor’s degree in Science from Fudan University and MBA from Boston University.

About Molecular Data Inc.

Molecular Data Inc. is a leading technology-driven platform in China’s chemical industry, connecting participants along the chemical value chain through integrated solutions. The Company delivers e-commerce solutions, financial solutions, warehousing and logistics solutions, and SaaS suite that are intended to solve pain points for participants in the traditional chemical industry. Built upon a comprehensive knowledge engine and artificial intelligence (AI) capabilities, the Company’s e-commerce solutions are mainly offered through its online platform, consisting of molbase.com, molbase.cn, Moku Data Weixin account, Chemical Community App and other ancillary platforms.

For investor and media inquiries, please contact:

In China:

Molecular Data Inc.
Eva Ma
Tel: +86-21-5419-9075
E-mail: investor@molbase.com

The Piacente Group, Inc.
Emilie Wu
Tel: +86-21-6039-8363
E-mail: molbase@tpg-ir.com

In the United States:

The Piacente Group, Inc.
Brandi Piacente
Tel: +1-212-481-2050
E-mail: molbase@tpg-ir.com